Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aeroflex Holding Corp. and Subsidiaries:

We consent to the incorporation by reference in the registration statement (No. 333-178022) on Form S-8 of Aeroflex Holding Corp. and subsidiaries of our report dated August 29, 2013, with respect to the consolidated balance sheets of Aeroflex Holding Corp. and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2013, and the financial statement schedule listed in the index to Item 15, and the effectiveness of internal controls over financial reporting as of June 30, 2013, which report appears in the June 30, 2013 annual report on Form 10-K of Aeroflex Holding Corp. and subsidiaries.

                                                 /s/ KPMG LLP

Melville, New York
August 29, 2013